Eastern Resources, Inc.
4 Park Avenue, Suite 16K
New York, NY 10016

August 12, 2008

Via EDGAR

United States Securities and Exchange Commission
Washington, DC 20549

Re:	Eastern Resources, Inc. Registration Statement on Form S-1 (File No. 333-149850) Request for Acceleration

Ladies and Gentlemen:

Pursuant to a conversation with the Staff earlier today, we hereby submit via EDGAR transmission Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-149850) (the “Registration Statement”) of Eastern Resources, Inc., a Delaware corporation (the “Company”), responding to the Staff’s outstanding comments.

This letter shall also serve as the request of Eastern Resources, Inc., pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), to accelerate the effectiveness of the above referenced Registration Statement to Tuesday, August 12, 2008, 5:00PM EST, or as soon thereafter as is practicable. We are aware of our obligations under the Securities Act and intend to fully comply therewith.

In making this request, the Company acknowledges that:

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Should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert Staff comments or the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Eastern Resources, Inc.

By: /s/ Thomas H. Hanna, Jr.
Name: Thomas H. Hanna, Jr.
Title: President